UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12b-25

                            Commission File Number 0-29172

                            NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K [  ] Form 20-F [  ] Form 11-K [X] Form 10-Q
             [  ] Form N-SAR

         For Period Ended: September 30, 2000

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:                    ProMedCo Management Company

Former Name if Applicable:

Address of Principal Executive Office:       801 Cherry Street, Suite 3200

City, State and Zip Code:                   Fort Worth, Texas  76102

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c)      The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Company requires additional time to prepare and file its quarterly report on Form 10-Q for the quarter ended September 30, 2000 in order to reflect developments occurring immediately prior to the required filing date, including the fact that the Company has not completed its continuing efforts to negotiate an amendment to its credit facility under which the lending banks would, among other things, waive the Company's breaches of certain credit agreement covenants during the quarter and establish a new level of permitted future borrowings. The Company expects to conclude negotiations with the banks shortly, although there can be no assurance that such negotiations will be successful.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Robert D. Smith                         (817)                 335-5035
(Name)                                 (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes     [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company anticipates reporting net losses of approximately $48 million and $45 million for the three and nine months ended September 30, 2000, due primarily to restructuring charges of approximately $60.8 million resulting from
(i) the Company's conversion to a new affiliation structure with one of its medical groups, (ii) its decision to exit another of its markets, (iii) the shutdown of a site in a third market, and (iv) the reorganization of its subsidiary that provides capitation management services.

                           ProMedCo Management Company
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




Date:  November 15, 2000                        By:  /s/ ROBERT D. SMITH
                                                          Robert D. Smith
                                                Senior Vice President - Finance